Exhibit 99.4

ANNUAL GENERAL MEETING OF SHAREHOLDERS

AFFIMED N.V.

to be held on Wednesday, 21 June 2023 at 14:00 hrs. (CET)

at the NH Collection Amsterdam Barbizon Palace, Prins Hendrikkade 59-72, 1012 AD

Amsterdam, the Netherlands

Agenda

1.	Opening	Non-Voting

2.	Report by the Management Board for the financial year 2022	Non-Voting

3.	Adoption of the Statutory Annual Accounts for the financial year 2022	Voting item

4.	Advisory vote (non-binding) on Executive Compensation	Voting item

5.	Discharge of the managing directors for their management during the financial year 2022	Voting item

6.	Discharge of the supervisory directors for their supervision during the financial year 2022	Voting item

7.	Amendment of the Remuneration Policy for the Supervisory Board	Voting item

8.	Reappointment members of the Management Board

	a. Reappointment of Dr. Adi Hoess as a managing director	Voting item

	b. Reappointment of Dr. Wolfgang Fischer as a managing director	Voting item

	c. Reappointment of Mr. Angus Smith as a managing director	Voting item

	d. Reappointment of Dr. Arndt Schottelius as a managing director	Voting item

	e. Reappointment of Dr. Andreas Harstrick as a managing director	Voting item

9.	Appointment members of the Supervisory Board

	a. Reappointment of Dr. Thomas Hecht as a supervisory director	Voting item

	b. Reappointment of Mr. Harry Welten as a supervisory director	Voting item

	c. Reappointment of Dr. Annalisa M. Jenkins as a supervisory director	Voting item

	d. Appointment of Dr. Constanze Ulmer-Eilfort as a supervisory director	Voting item

10.	Reverse stock split and amendment of the articles of association	Voting item

11.	Authorization to acquire shares	Voting item

12.	Appointment of the auditor for the financial year 2023	Voting item

13.	Any other business	Non-Voting

14.	Closing	Non-Voting

Explanatory Notes to the Agenda

1	Opening

2	Report by the Management Board for the financial year 2022

This agenda item includes an account of the business and financial situation of Affimed N.V. (the “Company” or “Affimed”) during the financial year 2022.

3	Adoption of the Statutory Annual Accounts for the financial year 2022

The Company has prepared its financial statements in accordance with Dutch law and International Financial Reporting Standards (“IFRS”) (the “Statutory Annual Accounts”).

The Company follows IFRS for internal and external reporting purposes; it is the Company’s primary accounting standard. The Statutory Annual Accounts are the annual accounts that are being submitted to the general meeting for adoption. KPMG Accountants N.V. has audited the Statutory Annual Accounts and has issued an auditor’s report thereon.

It is proposed to adopt the Statutory Annual Accounts for the financial year 2022.

The Statutory Annual Accounts as prepared in accordance with Dutch law together with KMPG auditor’s report, will be published on the Company’s website and will also be available at the offices of the Company.

4	Advisory vote (non-binding) on Executive Compensation

This agenda item provides for a non-binding, advisory vote to approve the compensation of the members of our Management Board.

We are requesting our shareholders to approve, on a non-binding, advisory basis, the compensation of the members of our Management Board for 2022 as disclosed in the Compensation Discussion & Analysis (“CD&A”), related compensation disclosure tables and narrative disclosures of this agenda.

Although the vote on this agenda item 4 is advisory and non-binding, the compensation, nomination and corporate governance committee (“CNCG Committee”) and the Supervisory Board will review the voting results on the proposal and will consider shareholder views in connection with our executive compensation program. For shareholders to adopt the non-binding resolution approving the compensation of the members of our Management Board, a majority of the votes cast must vote “for” this proposal.

Compensation Discussion & Analysis

This CD&A describes our 2022 executive compensation program for the members of our Management Board and Supervisory Board.

Management Board Remuneration

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended. As such, we are exempt from the executive compensation disclosure requirements applicable to U.S. public companies. However, we are supplying certain information about our executive compensation program for the benefit of our shareholders.

This section discusses the components of the compensation program for our managing directors as of December 31, 2022. For the fiscal year ended December 31, 2022, our managing directors and their positions were as follows:

Name	Age	Position
Adi Hoess	61	Chief Executive Officer
Angus Smith	40	Chief Financial Officer
Wolfgang Fischer	59	Chief Operating Officer
Andreas Harstrick	61	Chief Medical Officer
Denise Mueller	54	Chief Business Officer
Arndt Schottelius	57	Chief Scientific Officer

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Summary Compensation Table

The table below sets forth information concerning the compensation awarded to, earned by or paid to our managing directors for the fiscal years ended December 31, 2021 and December 31, 2022.

Name and Principal Position	Year	Salary (€)		Option Awards(1) (€)	Non-Equity Incentive Plan Compensation(2) (€)		All Other Compensation(3) (€)		Total (€)
Adi Hoess Chief Executive Officer	2022 2021	466,857 455,470		1,513,125 2,002,600	240,852 261,895		65,300 65,300		2,286,134 2,785,265
Angus Smith Chief Financial Officer	2022 2021	408,833 355,118	(4) (4)	852,528 1,055,424	151,438 170,580	(5) (5)	27,266 19,612	(4) (4)	1,440,065 1,600,735
Wolfgang Fischer Chief Operating Officer	2022 2021	387,450 378,000		852,528 1,055,424	145,371 173,880		65,300 65,300		1,450,649 1,672,604
Andreas Harstrick(6) Chief Medical Officer	2022 2021	319,800 312,000		852,528 1,055,424	119,989 143,520		55,500 55,500		1,347,817 1,566,444
Denise Mueller Chief Business Officer	2022 2021	389,365 338,208	(4) (4)	852,528 1,055,424	144,227 162,457	(5) (5)	16,540 11,034	(4) (4)	1,402,659 1,567,123
Arndt Schottelius Chief Scientific Officer	2022 2021	389,500 380,000		852,528 1,055,424	146,140 174,800		65,300 65,300		1,453,468 1,675,524

(1)

Reflects the aggregate grant date fair value of option awards granted during 2021 and 2022, computed in accordance with IFRS 2 and converted into Euros based on the USD/EUR exchange rate as of the grant date. Assumptions used in the calculation of these amounts are included in the notes to our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal years ended December 31, 2021 and December 31, 2022. These amounts do not reflect the actual economic value that may be realized by the managing directors upon the exercise of the stock options or the sale of the common stock underlying such stock options.

(2)

The amounts in this column represent the annual incentive compensation paid for performance during 2021 and 2022. The amounts of these awards were determined based upon the achievement of previously determined performance metrics related to the Company’s 2021 and 2022 corporate objectives.

(3)

The amounts in this column for Dr. Hoess, Dr. Fischer, Dr. Harstrick and Dr. Schottelius include allowance payments to be used for a pension plan or retirement insurance and a payment for the equivalent of the maximum employer portion for social security (based on German social security numbers). The amounts included in this column for Mr. Smith and Ms. Mueller include allowances to be used for health and other benefits, as well as matching contributions under the Company’s 401(k) plan.

(4)	Converted to Euros based on the average EUR/USD exchange rate of 1.0530 for the year ended December 31, 2022 and 1.1827 for the year ended December 31, 2021.
(5)	Converted to Euros based on the EUR/USD exchange rate of 1.0666 as of December 31, 2022 and 1.1326 as of December 31, 2021.
(6)	Mr. Harstrick renders his services to the Company on a part-time basis (for 80%), which is reflected in his remuneration package.

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Narrative Disclosure to the Summary Compensation Table

In June 2022, the remuneration policy for the Management Board (“MB Remuneration Policy”) was adopted and approved by shareholders at the annual general meeting of the Company. The MB Remuneration Policy applies to the members of the Management Board. The remuneration of the Management Board consists of the following components:

•	Base salary (fixed) compensation;

•	Performance related variable compensation (short-term cash incentive);

•	Long-term equity incentive;

•	Pension and other benefits; and

•	Severance pay and benefits.

Management Board Remuneration Objectives

The Company believes that its MB Remuneration Policy should serve the following objectives:

•	Reflect the interests of all stakeholders;

•	Attract and retain managing directors that have the talent and skills to develop and expand the Company’s business;

•	Link rewards to creating shareholder value;

•	Relate the variable income component to a performance that reinforces the Company’s business strategy;

•	Avoid inappropriate risks; and

•	Create long-term value and enhance the sustainable development of the Company.

In addition, when considering compensation of the members of the Management Board, the Supervisory Board takes into consideration the fact that Affimed is competing for management talent on a global basis with companies that are headquartered in both Europe and the U.S. Therefore, our compensation practices reflect a mix of practices across these geographies, thereby enabling Affimed to offer competitive compensation packages for executives across the global biotechnology sector.

MB Remuneration Policy and the Role of the Supervisory Board and CNCG Committee

Our MB Remuneration Policy provides the Supervisory Board the authority to enter into management services agreements with managing directors that provide for compensation consisting of base salary, performance-related variable compensation, long-term equity incentive compensation, pension and other benefits and severance pay and benefits. The MB Remuneration Policy provides that the annual cash bonus payable to each managing director may not exceed 100% of the applicable managing director’s annual base salary and will be based upon the achievement of set financial and operating goals for the period. A managing director’s annual bonus payment may be increased in any given year by the Supervisory Board based on a proposal from the CNGC Committee in the case of exceptional achievements of such managing director, as demonstrated by the financial results and performance of the Company, provided that such increased bonus is subject to the cap of 100% of such managing director’s annual base salary and should not result in a significant discrepancy between the size of the annual bonus payment and the respective results and performance of the Company. In addition, the MB Remuneration Policy allows for severance payments to managing directors, which shall be in line with relevant market practices and not exceed the sum of 100% of the managing director’s annual base salary and the average annual cash bonus (the “STI Variable Compensation”) over the last full three years, or if the term of office of the managing director is shorter than three years, the average received STI Variable Compensation over the shorter period. For a dismissal within six months after a change of control of the Company, the severance compensation shall not exceed 200% of the sum of managing director’s annual base salary and average STI Variable Compensation over the last full three years, or if the term of office of the managing director is shorter than three years, the average STI Variable Compensation over the shorter period.

Role of management

The remuneration of the Management Board is determined by the Supervisory Board in accordance with the MB Remuneration Policy.

Our Supervisory Board and CNCG Committee work with members of our management team, including our chief executive officer (‘‘CEO’’) and Chief Financial Officer (“CFO”) (except with respect to the CEO’s and CFO’s own compensation), and our human resources, finance and legal professionals, who assist in determining the compensation of our managing directors by providing information on corporate and individual performance and management’s perspective and recommendations on compensation matters for each individual. However, the Supervisory Board and CNCG do not delegate any of their functions related to setting the compensation of our managing directors.

Use of Independent Consultant

Our CNCG Committee has the authority to retain the services and obtain the advice of external advisors, including compensation consultants, legal counsel, and other advisors to assist in the evaluation of managing director compensation. Our CNCG Committee engaged Aon’s Human Capital Solutions practice, a division of Aon plc (“Aon”) to review our compensation policies and practices and to conduct a compensation market analysis for peer public company managing directors for 2021 through July 2022. The CNCG Committee selected Aon as its consultant because of the firm’s expertise and experience. The CNCG Committee carefully evaluated and considered the performance of Aon during the prior years and, after a careful vetting process, exercised its authority to engage Willis Towers Watson (“WTW”) as its independent compensation consultant effective August 2022 and to date.

The CNCG Committee has worked with Aon and WTW to: (i) assess our managing director compensation objectives and components; (ii) review considerations, market practices, and trends related to short-term annual incentive plans and long-term equity and other incentive plans in the market, including the selection and analysis of peer groups; (iii) collect comparative compensation levels for each of our managing director positions, as needed; (iv) review our equity compensation strategy; and (v) review the SB Remuneration Policy (defined below) by collecting comparative compensation levels.

While the Supervisory Board and CNCG Committee take into consideration the review and recommendations of Aon and WTW when making decisions about our managing director and supervisory director compensation program, ultimately, the Supervisory Board and CNCG make their own independent decisions about compensation matters, or refer their independent recommendations to a shareholder vote.

Use of a Peer Group

For purposes of comparing our managing director and supervisory director compensation against the market, the CNCG Committee reviews and considers the compensation levels and practices of a group of peer companies. This compensation peer group consists of public biotechnology companies that are deemed to be similar to Affimed based primarily on their size (headcount, market capitalization, revenues), complexity, stage of development pipeline and operating business, as well as geography (Europe and/or U.S.). In particular, the peer group has typically included companies that have executives based in the U.S. and/or Europe and as such operate within a global marketplace for talent, similar to Affimed.

The CNCG Committee reviews our compensation peer group periodically and makes adjustments to our peer group if necessary, taking into account changes in both our business and our peer companies’ businesses. The CNCG Committee also uses market data—from our compensation peer group and from a selection of life sciences companies in the Radford Global Compensation Database—as one factor in evaluating whether the compensation for our managing directors is competitive in the market. The CNCG Committee and the Supervisory Board, as applicable, also rely on their own knowledge and judgment in evaluating market data and making compensation decisions.

Our peer group, used to make pay determinations for 2021 through July 2022, was established in April 2020 with the support of Aon based on the following criteria:

•	Pre-commercial bio/pharma and life sciences companies headquartered in Europe with a primary listing on a US stock exchange; and

•

Market capitalization in an appropriate range around Affimed’s market capitalization—at the time of the peer group’s formation, the CNCG Committee considered both a current 30-day and longer one-year averaging period for market capitalization given the market volatility at the onset of the Covid-19 pandemic.

This analysis led to the selection of the following peer group which was used to make the relevant compensation assessments for 2021 through July 2022:

AC Immune SA

Adaptimmune Therapeutics plc

Bicycle Therapeutics plc

Celyad SA

ERYTECH Pharma S.A.

InflaRx N.V.

Innate Pharma S.A.

Merus N.V.

Nabriva Therapeutics plc

NuCana plc

ObsEva SA

Oxford Immunotec Global plc

ProQR Therapeutics N.V.

Quotient Limited

Summit Therapeutics plc

Following the engagement of WTW, in September 2022 our CNCG Committee, with the assistance of WTW, evaluated our then existing peer group and recommended changes to select a peer group of companies that considered the following criteria:

•	companies traded on Nasdaq and headquartered in the U.S. or Europe;

•	companies in the biotechnology or pharmaceuticals industry;

•	companies traded on Nasdaq;

•	similar headcount, market capitalization, and revenue to Affimed; and

•	focus on companies in a similar therapeutic area (cancer, immunotherapy) and at a similar stage of development (mid-to-late stage clinical development).

This analysis led to the selection of the following peer group which was used to make the relevant compensation assessments from September 2022 onwards:

AC Immune SA

Achilles Therapeutics plc

Adaptimmune Therapeutics plc

ADC Therapeutics SA

Alpine Immune Sciences, Inc.

Autolus Therapeutics plc

Celularity Inc.

Centessa Pharmaceuticals plc

Century Therapeutics, Inc.

DBV Technologies S.A.

Deciphera Pharmaceuticals, Inc.

Gritstone bio, Inc.

Immatics N.V.

Immunocore Holdings plc

Merus N.V.

Nkarta, Inc..

ProQR Therapeutics N.V.

VectivBio Holding AG

Base Salary (Fixed) Compensation

Annual base salary is designed to provide a competitive fixed rate of pay, recognizing different levels of responsibility and performance. Actual salaries reflect the judgment and consideration of numerous factors by the Supervisory Board and CNCG Committee, including the managing director’s qualifications and experience and responsibilities at companies in similar businesses of comparable complexity, size and success. The Supervisory Board and CNCG Committee also consider the historic salary levels of the individual and nature of the individual’s responsibilities. Each year the Supervisory Board reviews the annual base salaries for managing directors and considers whether to adjust base salary levels. Effective January 1, 2022, the salary for each member of the Management Board was increased by 2.5%, in line with salary increases approved for the general workforce and below the annual inflation rates in both

Germany and the U.S. during 2021 and 2022. The decision to increase salaries for 2022 was based on a review of each managing director’s performance, the increase in complexity and size of their respective organizations, the positioning of their base salary within the peer group, and the practices of the companies with the peer group. Following the salary increases, the base salary of Dr. Adi Hoess was aligned with the 25th percentile of the peer group, while the base salaries for our other managing directors were generally between the 50th and 75th percentile of the peer group.

Performance related variable compensation (short-term annual cash bonus)

The Supervisory Board and CNCG Committee believe that in order to reward our managing directors for the achievement of short-term strategic business objectives, a portion of each managing director’s compensation should be tied to the achievement of the Company’s goals for each year in the form of an annual cash incentive payment. Our managing directors are eligible to receive annual cash incentive awards, with the target bonus opportunity determined as a percentage of their annual base salary. Each year the Supervisory Board reviews the target bonus opportunity for managing directors and considers whether a prospective adjustment is warranted. Following a review of data for the peer group and a review of each managing director’s performance, the decision was made to increase the bonus target for Dr. Adi Hoess, effective January 1, 2022, from 50% to 55%. Following the adjustment, Dr. Hoess’ bonus target remained below the 25th percentile for CEOs within the peer group. The bonus targets for all other managing directors were unchanged as compared to 2021, representing a target bonus opportunity of 40% of base salary.

2022 STI Variable Compensation

For 2022, STI Variable Compensation for the managing directors was recommended by the CNCG Committee and approved by the entire Supervisory Board based upon the achievement of performance metrics related to the Company’s corporate objectives in four broad categories:

•	Clinical: relates to advancement and achievement of key milestones for the Company’s key clinical programs, AFM13, AFM24 and AFM28.

•

Preclinical / Discovery: includes goals related to advancement of key preclinical activities associated with wholly-owned Affimed programs, collaborator programs, and the expansion of the Company’s technology platform.

•	Financing / Business Development: includes goals related to financing, cash runway extension, business development strategy and execution, and publications.

•	Corporate: includes goals related to key corporate initiatives and strengthening of the Company’s infrastructure.

In addition, for the 2022 STI Variable Compensation, the CNCG Committee included a multiplier (the “Shareholder Value Multiplier”) for the corporate objectives based on the performance of Affimed’s stock price as compared to a group of 39 similar biotechnology companies and the Nasdaq Biotechnology Index. The payout for the 2022 STI Variable Compensation would be multiplied by (i) 1.25 if Affimed’s share price performance ranked at or above the 75th percentile; (ii) by 1.00x if Affimed’s share price performance ranked between the 25th and 75th percentile; and (iii) by 0.75x if Affimed’s share price performance ranked below the 25th percentile. Share price performance for Affimed, the group of similar biotechnology companies and the Nasdaq Biotechnology Index was based on the closing price of each company / index on December 31, 2022, as compared to the closing price on December 31, 2021.

In December 2022 and January 2023, the CNCG Committee evaluated our achievement of the 2022 corporate objectives. The CNCG considered whether we had achieved specific goals in each category of our corporate objectives, including any overachievement in each category, the weighting established for each category, management’s self-assessment, and our overall corporate performance in 2022.

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A summary of the final evaluation relative to the Company’s corporate objectives is included below:

2022 Corporate Goal Category	Key Elements of Goal	Target Weight of Goal	Weighting Achieved
Clinical	Complete enrollment and report topline data from REDIRECT study for AFM13 Advance and report data from AFM13-104 trial Define regulatory and clinical strategy for next clinical study with AFM13 + NK cells Evaluate 3rd party NK cell products and select partner for AFM13 + NK cell development Advance three ongoing AFM24 clinical studies, including completion of dose escalation for AFM24-102 Achieve dosing of first patient for AFM28-101	38.75%	35.00%
Pre-Clinical / Discovery	Submit IND for AFM28 Advance and expand collaborations with Genentech and Roivant Implement Scientific Advisory Board Complete certain activities for advancement of technology platform	13.75%	11.30%
Financing / Business Development	Extend financial runway through business development or financing Develop and pursue BD strategy for clinical / pre-clinical pipeline Execute and evolve scientific communications plan	17.50%	17.50%
Corporate	Develop and execute updated business plan Establish new and improve existing HR processes and maintain low employee turnover Ensure strong information and cyber security, including VdS certification Ensure inspection readiness across GxP regulated departments	30.00%	30.00%

Total		100%	93.8%

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Furthermore, the CNCG Committee evaluated the Shareholder Value Multiplier, and determined that Affimed’s stock price performance for 2022 was between the 25th and 75th percentile, therefore resulting in a multiplier of 1.00x and a final weighted attainment for the corporate objectives of 93.8%.

The following table sets forth 2022 STI Variable Compensation payments for the managing directors:

Managing Director	Target Opportunity (as a % of base salary)	Target Opportunity (€)	2022 Annual Bonus Paid at 93.8%
Adi Hoess	55%	256,771	240,852
Angus Smith(1)	40%	161,448	151,438
Wolfgang Fischer	40%	154,980	145,371
Andreas Harstrick	40%	127,920	119,989
Denise Mueller(1)	40%	153,760	144,227
Arndt Schottelius	40%	155,800	146,140

(1)	Amounts converted to Euros based on the EUR/USD exchange rate as of December 31, 2022 of 1.0666.

Long-Term Equity Incentive

In conjunction with the closing of our IPO, we established the Affimed N.V. Equity Incentive Plan 2014 (the “2014 Plan”) with the purpose of advancing the interests of our shareholders by enhancing our ability to attract, retain and motivate individuals who are expected to make important contributions to us. The maximum number of shares available for issuance under the 2014 Plan equaled 7% of the total outstanding common shares on September 17, 2014, or approximately 1.7 million common shares. On January 1 of any calendar year thereafter (including January 1, 2023), an additional 5% of the total outstanding common shares on that date becomes available for issuance under the 2014 Plan. As of December 31, 2022, we had approximately 11.9 million common shares available for issuance, and approximately 18.1 million common shares subject to issuance under outstanding awards. The absolute number of shares available for issuance under the 2014 Plan will increase automatically upon the issuance of additional shares by the Company. The option exercise price for options granted under the 2014 Plan is the fair market value of a share as defined in the 2014 Plan on the relevant grant date. We are following home country rules relating to the repricing of stock options. Under applicable Dutch law, re-pricing is permissible, provided that it falls within the framework set by the remuneration policy for the management board and the 2014 Plan. To date no options have been repriced.

Plan administration. The 2014 Plan is administered by our CNCG Committee. Approval of the CNCG Committee is required for all grants of awards under the 2014 Plan. The CNCG Committee may delegate to the managing directors the authority to grant equity awards under the 2014 Plan to our employees.

Eligibility. Managing directors, supervisory directors and other employees and consultants of the Company are eligible for awards under the 2014 Plan.

Awards. Awards can be made in the form of stock options or restricted stock units (“RSUs”).

Vesting period. Subject to any additional vesting conditions that may be specified in an individual grant agreement, and the accelerated vesting conditions below, the 2014 Plan provides for three-year vesting of stock options. One-third of the stock options granted to participants in connection with the start of their employment vest on the first anniversary of the grant date, with the remainder vesting in equal tranches at the end of each 3-month period thereafter. Stock options granted to other participants may vest in equal tranches at the end of each 3-month period after the grant date over the course of the vesting period. However, for stock options granted to managing directors and other employees after their start of employment, our practice has generally been to provide for one-third of the stock options to vest on the first anniversary of the grant date, with the remainder vesting in equal tranches at the end of each 3-month period thereafter. The CNCG Committee establishes a vesting schedule for awards granted to supervisory directors as well as for any awards in the form of RSUs at the time of grant.

Accelerated vesting. Unless otherwise specified in an individual grant agreement, the 2014 Plan provides that upon a change of control of the Company (as defined in the 2014 Plan) all then outstanding equity awards will vest and become immediately exercisable. It also provides that upon a participant’s termination of service due to (i) retirement (or after reaching the statutory retirement age), (ii) permanent disability rendering the relevant participant incapable of continuing employment or (iii) death, all outstanding equity awards that would have vested during a 12-month period following such termination of service will vest and become immediately exercisable. Otherwise at termination all unvested awards will be forfeited. If a participant experiences a termination of service without “cause” or for “good reason” (in each case, as defined in the 2014 Plan) within six months prior to a change of control, the Company will make a cash payment equivalent to the economic value that the participant would have realized in connection with the change of control upon the exercise and sale of the equity awards that such participant forfeited upon his or her termination of service. In connection with a change of control and subject to the approval of the Supervisory Board, the management board may amend the exercise provisions of the 2014 Plan.

2022 Equity Grants

Typically, we have granted equity awards to our managing directors as part of the CNCG Committee’s annual review of managing director compensation. The amount of the equity awards granted to managing directors is determined by the Supervisory Board based on the recommendation of the CNCG Committee. To date, the CNCG Committee has not applied a rigid formula in determining the size of these equity awards or mix between options and RSUs. Instead, the CNCG Committee determines the amount of the equity award for each managing director after taking into consideration a compensation analysis performed by our compensation consultant, peer executive analysis of equity levels, and the amount of equity held by the managing director.

Service-Based Options

In March 2022, the CNCG Committee recommended and the Supervisory Board approved the stock option grants for the managing directors, basing its decision on a market assessment of peer companies utilizing a blend of factors that included value of equity compensation and company ownership. One-third of the stock options vest on the first anniversary of the grant date, with the remainder vesting in equal tranches at the end of each 3-month period thereafter.

Name	Grant date	Number of options	Exercise price USD	Expiration date
Adi Hoess	March 18, 2022	400,000	4.46	March 18, 2032
Angus Smith	March 18, 2022	220,000	4.46	March 18, 2032
Wolfgang Fischer	March 18, 2022	220,000	4.46	March 18, 2032
Andreas Harstrick	March 18, 2022	220,000	4.46	March 18, 2032
Denise Mueller	March 18, 2022	220,000	4.46	March 18, 2032
Arndt Schottelius	March 18, 2022	220,000	4.46	March 18, 2032
Total		1,500,000

Performance-Based Options

In addition, during 2022, the CNCG Committee decided to grant to each managing director a one-time, performance-based stock option award (the “2022 Performance-Based Options”). The purpose of the 2022 Performance-Based Option award was to more directly align incentives of the managing directors with the increase in shareholder value. The awards vest in the event that certain share price thresholds are met over a two-year period beginning with the date of grant, with such vesting also contingent on the continuous employment of the managing director through the applicable vesting date. These options consist of three tranches, one-third of the total grant will vest when the volume-weighted average share price over the preceding thirty trading days reaches $12.00, $15.00, and $18.00, respectively. These share price thresholds represented premiums of 170%, 237%, and 304%, respectively, to the closing share price on the day prior to the grant date (March 29, 2022). Except with respect to a change of control, these options shall not vest before the first anniversary of the grant date. Any unvested awards on the date that is two years following the grant date will be cancelled. To date, none of the 2022 Performance-Based Options have vested.

Name	Grant date	Number of options	Exercise price USD	Expiration date
Adi Hoess	March 30, 2022	325,000	4.45	March 30, 2024
Angus Smith	March 30, 2022	200,000	4.45	March 30, 2024
Wolfgang Fischer	March 30, 2022	200,000	4.45	March 30, 2024
Andreas Harstrick	March 30, 2022	200,000	4.45	March 30, 2024
Denise Mueller	March 30, 2022	200,000	4.45	March 30, 2024
Arndt Schottelius	March 30, 2022	200,000	4.45	March 30, 2024
Total		1,325,000

Management Services Agreements

Our managing directors have entered into management services agreements with us or our subsidiary, Affimed, Inc, as amended from time to time. New management services agreements of Adi Hoess and Wolfgang Fischer became effective upon their reappointment as managing directors at the general meeting of shareholders on August 4, 2020. The management services agreements of Arndt Schottelius and Andreas Harstrick became effective upon their appointment as managing directors at the general meeting of shareholders on August 4, 2020. The management services agreement of Angus Smith became effective on July 13, 2020 and the management services agreement of Denise Mueller became effective on January 7, 2021.

The management services agreements of Adi Hoess, Wolfgang Fischer, Arndt Schottelius and Andreas Harstrick are for an indefinite period of time, which time period is distinct from the term of office of the managing directors. In addition, the management services agreements of Adi Hoess, Wolfgang Fischer, Arndt Schottelius and Andreas Harstrick provide for a termination notice period of not less than six months, both for Affimed and for the managing director. The management services agreements of Angus Smith and Denise Mueller are for an indefinite period of time and provide for a termination notice period of 45 days, both for Affimed and for Angus Smith or Denise Mueller, as the case may be. In the event of an urgent cause, the management services agreements may be terminated with immediate effect.

Each management services agreement provides for payment of severance upon pre-defined circumstances such as a termination by Affimed without cause or the existence of certain events causing the managing director to terminate the management services agreement for urgent cause (including, but not limited to, a reduction of the managing director’s salary) for which the severance is 100% (Adi Hoess), 75% (Angus Smith and Denise Mueller) and 50% (Wolfgang Fischer, Arndt Schottelius and Andreas Harstrick) of the amount equal to (a) the managing director’s annual base salary in effect as of the separation date plus (b) the average STI Variable Compensation paid to the applicable managing director over the prior three years, or if the term of office of the managing director is shorter than three years, the average received STI Variable Compensation over the shorter period. In the event of termination of the management services agreements following a change of control, the aforementioned severance is increased as follows: 185% (Adi Hoess), 125% (Angus Smith and Denise Mueller) and 150% (Wolfgang Fischer, Arndt Schottelius and Andreas Harstrick) of the amount equal to (a) the applicable managing director’s annual base salary, plus (b)the average STI Variable Compensation paid to the applicable managing director over the prior three years, or if the term of office of the managing director is shorter than three years, the average received STI Variable Compensation over the shorter period.

The management services agreements of Adi Hoess, Wolfgang Fischer, Arndt Schottelius and Andreas Harstrick contain post-termination restrictive covenants, including a post-termination non-competition covenant, which lasts until twelve months after the management services agreement has ended, and a non-solicitation covenant, which lasts until two years after the management services agreement has ended. The post-termination non-competition and non-solicitation covenant included in the management services agreements of Angus Smith and Denise Mueller each lasts until 6 months after the management services agreement has ended.

Subject to and effective upon their re-appointment as members of the Management Board at the upcoming annual general meeting of shareholders of the Company to which this agenda and explanatory notes relate, the management services agreements of Adi Hoess, Wolfgang Fischer, Arndt Schottelius, Andreas Harstrick and Angus Smith will be amended. These amended management services agreements, once in effect, will retain the provisions described above and will also provide that the Supervisory Board has to notify the respective managing director not less than three months prior to the expiration of its term of office of its decision whether or not to propose to the general meeting of shareholders the re-appointment as a managing director.

Supervisory Board Remuneration

In June 2022, the remuneration policy for the Supervisory Board (the “SB Remuneration Policy”) was adopted and approved by shareholders at the annual general meeting of the Company. The SB Remuneration Policy applies to the supervisory directors. For the avoidance of doubt, the description below does not reflect any amendments to the SB Remuneration Policy as are proposed to the general meeting to which this agenda and explanatory notes relate. See agenda item 7 for a description of such amendments.

With the SB Remuneration Policy, the Company aims to attract and retain supervisory directors who have the talent and skills to foster the long-term value creation and enhance the sustainable development of the Company. In addition, when considering compensation of supervisory directors, consideration is given to the fact that Affimed is competing for supervisory directors on a global basis with companies that are headquartered in both Europe and the U.S. Therefore, the compensation practices reflect a mix of practices across these geographies, thereby enabling Affimed to offer competitive compensation packages for supervisory directors across the global biotechnology sector, resulting in a competitive compensation in relation to both the market in which the Company operates in and the nature, complexity and relative size of the business.

As a German-based company incorporated under Dutch law and listed on Nasdaq, the Company is confronted with differing standards in terms of remuneration policies under each regime. The Company believes that the SB Remuneration Policy reflects these variations in market practice and provides for a balanced approach to these differing standards.

The compensation of the supervisory directors consists of a combination of cash compensation and equity awards. This enables the Company to limit the cash component of compensation of supervisory directors and direct its cash resources towards the development of its product candidates. Equity awards also serve to align the interests of supervisory directors and shareholders. In line with international governance standards, the compensation, including in the form of equity awards, is not linked to performance indicators. Remuneration in the form of equity is permissible under Dutch law, but constitutes a deviation from best practice provision 3.3.2 of the DCGC. In the United States, where the Company has its listing at Nasdaq, equity compensation for non-executive directors is market practice.

The SB Remuneration Policy provides that each supervisory director is entitled to an annual retainer of €20,000, provided that the chair of the Supervisory Board is entitled to an annual retainer of €75,000. In addition, the chair of each Supervisory Board committee is entitled to an additional annual retainer of €15,000. Supervisory directors will also be paid €3,000 for each Supervisory Board meeting attended in person and €1,500 for each virtual/telephonic Supervisory Board meeting, provided the virtual/telephonic meeting exceeds 30 minutes. The members of each committee will be paid €1,500 for each committee meeting attended in person and €750 for each virtual/telephonic committee meeting, provided the virtual/telephonic meeting exceeds 30 minutes.

The Company grants each newly elected member of the Supervisory Board an initial award of stock options to purchase 60,000 common shares of the Company (the “Initial Board Member Award”). The Initial Board Member Award is made on the date of the general meeting of the Company in which the member was initially elected to the Supervisory Board. If such date falls within a so-called ‘closed period’ according to Affimed’s Insider Trading Policy, the grant date shall be amended for such occasion to be the 15th day after the closed period has ended. Initial Board Member Awards vest over a period of three years, with 1/3 of the stock options vesting on the first anniversary of the grant date, and the remainder vesting in equal instalments at the end of each three-month period following the first anniversary of the date of grant.

In addition, the SB Remuneration Policy, provides that the Company will annually grant the Supervisory Board chair stock options to purchase 45,000 common shares of the Company, and each other supervisory director stock options to purchase 30,000 common shares of the Company (each such award referred to as an “Annual Award”). The grant date for the Annual Awards shall be determined by the Supervisory Board and must be (i) in the first quarter of the financial year and (ii) compliant with the Company´s Insider Trading Policy. In order to align Management, Supervisory directors and employees, the grant date for all option awards granted in 2022 was the same. Annual Awards will be made to Supervisory Board members under the condition that they will remain in office after the annual general meeting of that year. If, in any given year, a Supervisory Board member will no longer be in office after the annual general meeting, he or she will not receive an Annual Award for that year. These Annual Awards will vest in four quarterly installments and will be fully vested on the first anniversary of the grant date. Supervisory directors are also entitled to be reimbursed for their reasonable expenses incurred in attending meetings of the Supervisory Board and its committees.

The following table presents compensation data for our supervisory directors for 2022. Thomas Hecht is the chairman of our Supervisory Board.

2022 Supervisory Board Compensation

Name	Fees Earned or Paid in Cash (€)	Option Awards(1) (€)	All Other Compensation (€)	Total Compensation (€)
Thomas Hecht(2)	114,544	130,826	—	245,370
Bernhard Ehmer(3)	51,694	87,217	—	138,911
Ulrich M. Grau(4)	57,669	87,217	—	144,886
Annalisa Jenkins(5)	53,169	87,217	—	140,386
Mathieu Simon(6)	50,000	87,217	—	137,217
Harry Welten(7)	49,250	87,217	—	136,467
Uta Kemmerich-Keil(8)	54,500	87,217	—	141,717

(1)

Reflects the aggregate grant date fair value of option awards granted during 2022, computed in accordance with IFRS 2 and converted into Euros based on the USD/EUR exchange rate as of the grant date. Assumptions used in the calculation of these amounts are included in the notes to our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed in March 2023. These amounts do not reflect the actual economic value that may be realized by the supervisory directors upon the exercise of the stock options or the sale of the common stock underlying such stock options.

(2)	Dr. Hecht held stock options to purchase an aggregate of 310,000 shares of common stock as of December 31, 2022.
(3)	Dr. Ehmer held stock options to purchase an aggregate of 170,000 shares of common stock as of December 31, 2022.
(4)	Dr. Grau held stock options to purchase an aggregate of 170,000 shares of common stock as of December 31, 2022.
(5)	Dr. Jenkins held stock options to purchase an aggregate of 120,000 shares of common stock as of December 31, 2022.
(6)	Dr. Simon held stock options to purchase an aggregate of 120,000 shares of common stock as of December 31, 2022.
(7)	Mr. Welten held stock options to purchase an aggregate of 120,000 shares of common stock as of December 31, 2022.
(8)	Ms. Kemmerich-Keil held stock options to purchase an aggregate of 90,000 shares of common stock as of December 31, 2022.

5	Discharge of the managing directors for their management during the financial year 2022

It is proposed to discharge any managing director in office during the financial year 2022 from liability in respect of the performance of their management duties during the financial year 2022.

6	Discharge of the supervisory directors for their supervision during the financial year 2022

It is proposed to discharge any supervisory director in office during the financial year 2022 from liability in respect of the performance of their supervision duties during the financial year 2022.

7	Amendment of the Remuneration Policy for the Supervisory Board

The Supervisory Board regularly evaluates the objectives and structure of the remuneration policy for the Supervisory Board (the “SB Remuneration Policy”).

Following this evaluation, the Supervisory Board, upon the recommendation of the CNCG Committee and assisted in this context by Willis Towers Watson (“WTW”), proposes to make the following amendments to the SB Remuneration Policy:

(i)

amend the annual awards for members of the Supervisory Board to be based on a number of options equal to a fixed value, with a floor and a ceiling number of options that may be granted to each Supervisory Board member:

-

the number of annual stock option awards granted to the chairman of the Supervisory Board will be equal to a value of USD 90,000, as determined using the Black-Scholes-Merton formula, and in no case shall the number of options granted be less than 67,500 or more than 90,000. The range of 67,500-90,000 options represents an increase from 45,000 options under the current policy;

-

the number of annual stock option awards granted to other members of the Supervisory Board will be equal to a value of USD 60,000, as determined using the Black-Scholes-Merton formula, and in no case shall the number of options granted be less than 45,000 or more than 60,000. The range of 45,000-60,000 represents an increase from 30,000 options under the current policy;

(ii)

inclusion in the policy of capitalization adjustment mechanics allowing the Supervisory Board to appropriately and proportionally adjust the (annual and initial) awards in the event of a change that is made in, or other events that occur with respect to, the common shares subject to the Company’s then current stock plan or subject to any award through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction; and

(iii)	certain textual changes.

The Supervisory Board is of the opinion that the proposed amendments to the SB Remuneration Policy appropriately balance relevant factors in the context of Supervisory Board remuneration, including market positioning, potential share price volatility, usage of shares, and alignment with other stakeholders including investors and management.

As a German based company, which is incorporated under Dutch law and is listed on The Nasdaq Stock Market LLC (“Nasdaq”), the Company is confronted with differing standards in terms of remuneration policies. The Company believes that the revised SB Remuneration Policy reflects these variations in market practice and provides for a balanced approach of these differing standards.

The structure introducing a floor and a ceiling number of annual stock options is proposed in connection with the potential share price volatility. The Supervisory Board considers that the proposed floor and ceiling structure is well calibrated and would ensure that option grant values (in USD) are unlikely to exceed those of previous grants and the number of options granted will not exceed two times most recent grants.

The compensation of Supervisory Board members consists of a combination of cash compensation and equity awards. This enables the Company to limit the cash component of compensation of Supervisory Board members and direct its cash resources towards the development of its product candidates. This equity remuneration also serves to align the interests of Supervisory Board members and shareholders. In line with the current SB Remuneration Policy and international governance standards, the compensation, including in the form of equity awards, is not linked to performance indicators.

The details of the proposed Supervisory Board remuneration are described in the draft revised SB Remuneration Policy. A full version of this document as well as a comparison showing the proposed changes to the current SB Remuneration Policy are available at the offices of the Company and on the Company’s website. In addition, shareholders will have the opportunity to receive a copy of the draft revised SB Remuneration Policy until the day of this annual general meeting, at no extra charge.

8	Reappointment members of the Management Board

The terms of appointment of Dr. Adi Hoess, Dr. Wolfgang Fischer, Mr. Angus Smith, Dr. Arndt Schottelius and Dr. Andreas Harstrick will run until the closure of this annual general meeting of the Company (the ‘‘2023 AGM’’).

Each of Dr. Hoess, Dr. Fischer, Mr. Smith, Dr. Schottelius and Dr. Harstrick are proposed for reappointment as members of the Management Board for a term of one year with effect as from 21 June 2023, ending at the end of the annual general meeting of the Company to be held in 2024 (the ‘‘2024 AGM’’). The one-year term of office is mainly prompted by the desire of the Supervisory Board to have more flexibility with respect to (re)appointments of members of the Management Board.

For the avoidance of doubt, the term of appointment of Ms. Denise Mueller will run until the closure of the 2024 AGM, and therefore is not part of this agenda item 8.

a. Reappointment of Dr. Adi Hoess as a managing director

The Supervisory Board has made a binding nomination for the reappointment of Dr. Adi Hoess as a managing director. Subject to his reappointment at the 2023 AGM, Dr. Hoess will be designated as chairman of the Management Board with the title of Chief Executive Officer (‘‘CEO’’). Given Dr. Hoess’ experience and valuable contributions to the Company, the Supervisory Board is of the opinion that Affimed will continue to benefit from Dr. Hoess’ membership on the Management Board.

Dr. Hoess was born in Hausham, Germany, on 23 December 1961 (German nationality). Dr. Hoess joined us in October 2010 as Chief Commercial Officer and since September 2011 has served as our Chief Executive Officer. He has more than 20 years of professional experience with an extensive background in general management, business development, product commercialization, fund raising and M&A. Prior to joining us, Dr. Hoess was Chief Commercial Officer at Jerini AG and Chief Executive Officer of Jenowis AG. At Jerini AG he was responsible for business development, marketing and sales and the market introduction of Firazyr. He also played a major role in the sale of Jerini to Shire plc. Dr. Hoess began his professional career in 1993 at MorphoSys. Dr. Hoess received his Ph.D. in chemistry and biochemistry from the University of Munich in 1991 and an M.D. from the Technical University of Munich in 1997.

Subject to and with effect from Dr. Hoess’ re-appointment, Dr. Hoess’ amended management services agreement provides for a term of appointment of one year ending at the end of the 2024 AGM. The management services agreement was initially entered into for an indefinite period of time. The remuneration of Dr. Hoess will be determined in line with the remuneration policy as applicable to the members of the Management Board. Below is an overview of the most important elements of Dr. Hoess’ management services agreement, including the remuneration package for Dr. Hoess.

Fixed annual salary:	EUR 485,531 gross

Variable compensation (cash bonus):	Target of 55% of the fixed annual salary

Pension and other benefits:	EUR 65,300 gross (to be used for pension plans, retirement insurance etc.)

Long-term equity incentive:	Participation in Affimed’s equity incentive award plan (unchanged since previous disclosure)

Severance:	100% of the fixed annual salary, increased with average variable compensation over the last 3 years

Change of control payment:	185% of the fixed annual salary, increased with average variable compensation over the last 3 years

Post-termination restrictive covenants:	Non-competition covenant until 12 months and non-solicitation covenant until 2 years after agreement has ended

Termination notice period:	Not less than 6 months for both parties

Re-appointment notice period:	Notice by the Supervisory Board not less than 3 months prior to expiration term of office

b. Reappointment of Dr. Wolfgang Fischer as a managing director

The Supervisory Board has made a binding nomination for the reappointment of Dr. Wolfgang Fischer as a managing director. Subject to his reappointment at the 2023 AGM, Dr. Fischer will be designated as Chief Operating Officer. Given Dr. Fischer’s long and broad industry experience and valuable contributions to the Company, the Supervisory Board is of the opinion that Affimed will continue to benefit from Dr. Fischer’s membership on the Management Board.

Dr. Fischer was born in Stockach, Germany, on 5 January 1964 (German nationality). Dr. Fischer joined us in 2017 from Sandoz Biopharmaceuticals (Novartis Group). He has 20 years of experience in research and drug development with a focus on oncology, immunology and pharmacology. At Sandoz he managed the development and registration of Sandoz’ biosimilar pipeline assets since 2012 and served as Global Head of Program and Project Management since 2014. Prior to joining Sandoz, he held various positions of increasing responsibility within the Novartis Group since 2003, including Medical Director Oncology for Novartis Pharma Switzerland AG as well as Regional Medical Director Hematology (Emerging Growth Markets), where he was responsible for the Hematology Medical Affairs program and supported the launch of several products in various countries. Dr. Fischer holds a Ph.D. in Cancer Research from the Swiss Federal Institute of Technology (ETH), Zurich, Switzerland. Thereafter, he completed postdoctoral fellowships at the Swiss Institute of Experimental Cancer Research, Lausanne, Switzerland and at the Scripps Research Institute, Department of Immunology, La Jolla, CA, USA, followed by a state doctorate (Habilitation) in Pharmacology and Toxicology at the Medical School of the University of Würzburg in Germany in 2003.

Subject to and with effect from Dr. Fischer’s re-appointment, Dr. Fischer’s amended management services agreement provides for a term of appointment of one year ending at the end of the 2024 AGM. The management services agreement was initially entered into for an indefinite period of time. The remuneration of Dr. Fischer will be determined in line with the remuneration policy as applicable to the members of the Management Board. Below is an overview of the most important elements of Dr. Fischer’s management services agreement, including the remuneration package for Dr. Fischer.

Fixed annual salary:	EUR 402,948 gross

Variable compensation (cash bonus):	Target of 40% of the fixed annual salary

Pension and other benefits:	EUR 65,300 gross (to be used for pension plans, retirement insurance etc.)

Long-term equity incentive:	Participation in Affimed’s equity incentive award plan (unchanged since previous disclosure)

Severance:	50% of the fixed annual salary, increased with average variable compensation over the last 3 years

Change of control payment:	150% of the fixed annual salary, increased with average variable compensation over the last 3 years

Post-termination restrictive covenants:	Non-competition covenant until 12 months and non-solicitation covenant until 2 years after agreement has ended

Termination notice period:	Not less than 6 months for both parties

Re-appointment notice period:	Notice by the Supervisory Board not less than 3 months prior to expiration term of office

c. Reappointment of Mr. Angus Smith as a managing director

The Supervisory Board has made a binding nomination for the reappointment of Mr. Angus Smith as a managing director. Subject to his reappointment at the 2023 AGM, Mr. Smith will be designated as Chief Financial Officer. Given Mr. Smith’s broad experience in financial management and capital markets and his valuable contributions to the Company, the Supervisory Board is of the opinion that Affimed will continue to benefit from Mr. Smith’s membership on the Management Board.

Mr. Smith was born in New York, the United States of America, on 15 October 1982 (American nationality). Mr. Smith joined Affimed in July 2020 as Chief Financial Officer. Previously, he was Chief Financial Officer at Rockwell Medical, Inc., a biopharmaceutical company developing and commercializing anemia therapies. He has broad biopharmaceutical industry experience including financial strategy, capital markets, business development and operations. Prior to Rockwell, Mr. Smith served as Senior Vice President, Chief Business Officer and Principal Financial Officer at Pernix Therapeutics, a specialty pharmaceutical company focused on the acquisition, development and commercialization of prescription drugs. Mr. Smith began his career in healthcare investment banking, having most recently served as Director in the Healthcare Investment Banking Group at Cantor Fitzgerald in New York, NY. During his nearly decade-long investment banking tenure, he focused on strategic and financial advice for life science and healthcare companies. He has worked on a substantial number of transactions across the healthcare sector with an aggregate transaction value of more than $15 billion. Mr. Smith holds a Bachelor of Arts in Mathematical Economics from Colgate University in Hamilton, NY.

Subject to and with effect from Mr. Smiths’ re-appointment, Mr. Smiths’ amended management services agreement provides for a term of appointment of one year ending at the end of the 2024 AGM. The management services agreement was initially entered into for an indefinite period of time. The remuneration of Mr. Smith will be determined in line with the remuneration policy as applicable to the members of the Management Board. Below is an overview of the most important elements of Mr Smiths’ management services agreement, including the remuneration package for Mr. Smith.

Fixed annual salary:	USD 447,720 (EUR 406,500) gross

Variable compensation (cash bonus):	Target of 40% of the fixed annual salary

Pension and other benefits:	(i) USD 45,204 (EUR 40,217) gross (to be used for pension plans, retirement insurance etc.) and (ii) Consolidated Omnibus Budget Reconciliation Act (COBRA) health benefits for a period of 12 months

Long-term equity incentive:	Participation in Affimed’s equity incentive award plan (unchanged since previous disclosure)

Severance:	75% of the fixed annual salary and variable compensation

Change of control payment:	125% of the fixed annual salary and variable compensation

Post-termination restrictive covenants:	Non-competition covenant until 6 months and non-solicitation covenant until 6 months after agreement has ended

Termination notice period:	Not less than 45 days for both parties

Re-appointment notice period:	Notice by the Supervisory Board not less than 3 months prior to expiration term of office

d. Reappointment of Dr. Arndt Schottelius as a managing director

The Supervisory Board has made a binding nomination for the reappointment of Dr. Arndt Schottelius as a managing director. Subject to his reappointment at the 2023 AGM, Dr. Schottelius will be designated as Chief Scientific Officer. Given Dr. Schottelius’ outstanding scientific experience and valuable contributions to Affimed, the Supervisory Board is of the opinion that Affimed will continue to benefit from Dr. Schottelius’ membership on the Management Board.

Dr. Schottelius was born in Heidelberg, Germany, on 16 May 1966 (German nationality). Dr. Schottelius joined Affimed as Chief Scientific Officer in April 2020. He brings over 20 years of deep drug discovery and development experience in cancer and immunology with a strong track record in building therapeutic antibody pipelines and advancing drugs through development. Most recently, Dr. Schottelius was Executive Vice President and Head of Research & Development at Kymab Group Limited, where he was responsible for expanding the therapeutic antibody portfolio. Dr. Schottelius previously served as Chief Development Officer at MorphoSys AG, developing the portfolio of proprietary therapeutic antibody programs in cancer and immunology. He was instrumental in in-licensing tafasitamab (MOR208) and drove strategic direction and development of the MOR208 program into multiple phase 2 trials, which were the basis for a fast-to-market registration path. Prior to his role at MorphoSys, Dr. Schottelius was a Director and Medical Director, Immunology Development at Genentech Inc., where he directed early and late-stage development programs of therapeutic antibodies. Before joining Genentech, Dr. Schottelius held science and management positions in immunology research at Schering AG and Berlex Biosciences. Dr. Schottelius holds a PhD and MD degree from the Albert Ludwigs University of Freiburg and is a lecturer at Ludwig Maximilian University of Munich with a habilitation in Experimental Internal Medicine. He practiced medicine as a resident physician in gastroenterology at the Charité-Universitätsmedizin in Berlin, Germany, and completed a postdoctoral fellowship at the Lineberger Cancer Center, University of North Carolina at Chapel Hill. Dr. Schottelius is a Non-Executive Board Member of the Board of Directors of Gubra ApS.

Subject to and with effect from Dr. Schottelius’ re-appointment, Dr. Schottelius’ amended management services agreement provides for a term of appointment of one year ending at the end of the 2024 AGM. The management services agreement was initially entered into for an indefinite period of time. The remuneration of Dr. Schottelius will be determined in line with the remuneration policy as applicable to the members of the Management Board. Below is an overview of the most important elements of Dr. Schottelius’ management services agreement, including the remuneration package for Dr. Schottelius.

Fixed annual salary:	EUR 405,080 gross

Variable compensation (cash bonus):	Target of 40% of the fixed annual salary

Pension and other benefits:	EUR 65,300 gross (to be used for pension plans, retirement insurance etc.)

Long-term equity incentive:	Participation in Affimed’s equity incentive award plan (unchanged since previous disclosure)

Severance:	50% of the fixed annual salary, increased with average variable compensation over the last 3 years

Change of control payment:	150% of the fixed annual salary, increased with average variable compensation over the last 3 years

Post-termination restrictive covenants:	Non-competition covenant until 12 months and non-solicitation covenant until 2 years after agreement has ended

Termination notice period:	Not less than 6 months for both parties

Re-appointment notice period:	Notice by the Supervisory Board not less than 3 months prior to expiration term of office

e. Reappointment of Dr. Andreas Harstrick as a managing director

The Supervisory Board has made a binding nomination for the reappointment of Dr. Andreas Harstrick as a managing director. Subject to his reappointment at the 2023 AGM, Dr. Harstrick us will be designated as Chief Medical Officer. Given Dr. Harstrick’s proven clinical development experience, which is important for the continued development of Affimed’s drugs, and his valuable contributions to Affimed, the Supervisory Board is of the opinion that Affimed will continue to benefit from Dr. Harstrick’s membership of the Management Board.

Dr. Harstrick was born in Hildesheim, Germany, on 25 July 1961 (German nationality). Dr. Harstrick agreed to serve as our Chief Medical Officer, starting in March 2020. He brings 30 years of extensive experience in cancer drug development, including the successful designing of clinical trials leading to approval of antibody drugs (Erbitux®; Cyramza ®) and in-depth experience in setting-up and managing clinical oncology teams. Dr. Harstrick was Chief Medical Officer at Molecular Partners AG from 2015 to 2019, where he oversaw clinical activities, including expansion of the clinical team, and was a member of the Management Board. Between 2012 and 2014, Dr. Harstrick was Senior Vice President Medical Sciences at ImClone Systems, a wholly-owned subsidiary of Eli Lilly and Company, where he was also a member of the Lilly Oncology Program Review Board and the Lilly Oncology Business Unit Development Committee. Prior to joining ImClone in 2008, Dr. Harstrick was Senior Vice President Global Clinical Development Unit Oncology at Merck Serono until 2008. Dr. Harstrick is an oncologist by training. He spent his medical career at the University Hospital and Cancer Center Hannover, Germany; the Roswell Park Cancer Institute, Buffalo NY; as well as the West German Cancer Center, Essen, Germany. He earned his MD at Medical School Hannover, Germany, and in 1999 he became Associate Professor for Internal Medicine, University of Essen, Germany.

Subject to and with effect from Dr. Harstrick’s re-appointment, Dr. Harstrick’s amended management services agreement provides for a term of appointment of one year ending at the end of the 2024 AGM. The management services agreement was initially entered into for an indefinite period of time. The remuneration of Dr. Harstrick will be determined in line with the remuneration policy as applicable to the members of the Management Board. Below is an overview of the most important elements of Dr. Harstrick’s management services agreement, including the remuneration package for Dr. Harstrick.1

[1]

Mr. Harstrick renders his services to the Company on a part-time basis (for 80%), which is reflected in his remuneration package. Mr. Harstrick’s part-time availability does not impede the proper discharge of his duties and responsibilities as Management Board member.

Fixed annual salary:	EUR 332,592 gross

Variable compensation (cash bonus):	Target of 40% of the fixed annual salary

Pension and other benefits:	EUR 55,500 gross (to be used for pension plans, retirement insurance etc.)

Long-term equity incentive:	Participation in Affimed’s equity incentive award plan (unchanged since previous disclosure)

Severance:	50% of the fixed annual salary, increased with average variable compensation over the last 3 years

Change of control payment:	150% of the fixed annual salary, increased with average variable compensation over the last 3 years

Post-termination restrictive covenants:	Non-competition covenant until 12 months and non-solicitation covenant until 2 years after agreement has ended

Termination notice period:	Not less than 6 months for both parties

Re-appointment notice period:	Notice by the Supervisory Board not less than 3 months prior to expiration term of office

9	Appointment members of the Supervisory Board

The Supervisory Board resolved that it wishes to increase the number of members of the Supervisory Board to eight members, inter alia to diversify the group of Supervisory Board members and to further strengthen certain skills and experience not yet represented in the Supervisory Board.

As per the close of the 2023 AGM, the term of Dr. Thomas Hecht, Mr. Harry Welten and Dr. Annalisa M. Jenkins will end. Dr. Hecht, Mr. Welten and Dr. Jenkins have indicated that they are available for reappointment. As member of the CNCG Committee, Mr. Hecht did not participate in the decision-making of the CNCG Committee with respect to his own nomination.

Diversity

In line with the Company’s diversity policy, in order to increase gender diversity, in the process of recruiting new Supervisory Board and Management Board candidates, the Company has paid close attention to gender diversity, as is also demonstrated by the nomination of Dr. Constanze Ulmer-Eilfort as a supervisory director.

Independence

For Affimed it is important that the Supervisory Board members are able to operate independently and critically vis-à-vis one another and the Company. The Supervisory Board has paid close attention to applicable independence criteria and guidelines for Supervisory Board members, both under the Dutch Corporate Governance Code (the “DCGC”) and the Nasdaq listing rules. Upon their (re)appointment, under the DCGC and the Nasdaq listing rules, Dr. Hecht, Mr. Welten, Dr. Jenkins and Dr. Ulmer-Eilfort are all considered independent.

a. Reappointment of Dr. Thomas Hecht as a supervisory director

The Supervisory Board has carefully considered the reappointment of Dr. Hecht and determined, on the recommendation of the CNCG Committee, to nominate Dr. Hecht for reappointment as a supervisory director for a term of three years with effect as from 21 June 2023, ending at the end of the annual general meeting of the Company to be held in 2026. The Supervisory Board believes that such three-year term is appropriate2 considering Dr. Hecht’s long-term involvement and commitment. Subject to Dr. Hecht’s reappointment at the 2023 AGM, Dr. Hecht will be appointed as chairman of the Supervisory Board. Given Dr. Hecht’s experience and valuable contributions to the Company, the Supervisory Board is of the opinion that Affimed will continue to benefit from Dr. Hecht’s membership on the Supervisory Board.

In making its recommendation to the Supervisory Board, the CNCG Committee carefully weighed the benefits of the comprehensive skill set that Dr. Hecht possesses in both company/industry experience and the regulatory rules of Nasdaq listing requirements against the board tenure policy limitations of some proxy advisors and institutional investors.3 On balance, the determination was made that Dr. Hecht’s experience and proven track record in both aforementioned areas of expertise mitigate any independence status concerns that the extended tenure may cause.

In addition, the CNCG Committee noted that the Company has a robust board succession policy in place. The Company constantly considers the statutory requirements of a Nasdaq-listed company incorporated under Dutch law, diversity aspects, professional experience and expertise in different professional areas and the development stage of the Company, which from time to time requires to add additional areas of expertise.

[2]

Pursuant to the DCGC, after a supervisory board member has been in office for eight (or more) years, which is the case for Dr. Hecht (see also the next footnote), the re-appointment term for such supervisory director is limited to two years per term. The three-year term as proposed concerns a deviation from the DCGC. The DCGC’s ‘‘comply or explain’’ principle provides room for such deviation.

[3]	Under the DCGC, Dr Hecht’s tenure is considered to be 9 years, well within the DCGC’s 12-year limit.

Dr. Hecht has always shown great commitment to Affimed, as is evidenced inter alia by the fact that during the financial years 2016 up to and including 2022, Dr. Hecht attended 100% of the meetings of the (i) Supervisory Board, (ii) CNCG Committee4 and (iv) strategic committee meetings (129 meetings in total). At his re-appointment in 2020, Dr. Hecht received a 97.9% majority of votes cast.

Dr. Hecht was born in Freiburg, Germany, on 19 April 1951 (German nationality) and has been the chairman of our supervisory board since 2014, and previously had been the chairman of the supervisory board of our German operating subsidiary since 2007. He is head of Hecht Healthcare Consulting in Küssnacht, Switzerland, a biopharmaceutical consulting company founded in 2002. Dr. Hecht also serves as Chairman of Aelix Therapeutics and of the Board of Orion Biotechnology and as Member of the Board of Directors of BioInvent, Sweden. Previously, Dr. Hecht served as a director of Humabs BioMed AG until August 2017 and he served as chairman of the board of directors of Cell Medica Ltd. Until the beginning of June 2020, he served as chairman of the board of directors of Vaximm AG, until March 2015, he served as chairman of the supervisory council of SuppreMol GmbH and until June 2016, of Delenex AG. Dr. Hecht was previously Vice President Marketing at Amgen Europe. A seasoned manager and industry professional, he held various positions of increasing responsibility in clinical development, medical affairs and marketing at Amgen between 1989 and 2002. Prior to joining the biopharmaceutical industry, he was certified in internal medicine and served as Co-Head of the Program for Bone Marrow Transplantation at the University of Freiburg, Germany.

Dr. Hecht holds 30,368 shares in the capital of the Company.

b. Reappointment of Mr. Harry Welten as a supervisory director

The Supervisory Board has carefully considered the reappointment of Mr. Harry Welten and determined, on the recommendation of the CNCG Committee, to nominate Mr. Welten for reappointment as a supervisory director for a term of three years with effect as from 21 June 2023, ending at the end of the annual general meeting of the Company to be held in 2026 (the “2026 AGM”). Given Mr. Welten’s experience and valuable contributions to the Company, the Supervisory Board is of the opinion that Affimed will continue to benefit from Mr. Welten’s membership on the Supervisory Board.

Mr. Welten has always shown great commitment to Affimed, as is evidenced inter alia by the fact that during the financial years 2020 up to and including 2022, Mr. Welten attended 100% of the (i) Supervisory Board, (ii) audit committee, (iii) compensation committee, and (iv) strategic committee meetings (55 meetings in total). At his appointment in 2020, Mr. Welten received a 99,6% majority of votes cast.

[4]

In March 2022, the Supervisory Board restructured some of its committees whereby the compensation committee and the nomination and corporate governance committee were combined into one committee, the CNCG Committee. The meetings of the compensation committee and of the nomination and corporate governance committee Dr. Hecht attended are reflected in the total number of meetings attended.

Mr. Welten was born in Winterthur, Switzerland, on 22 September 1965 (Swiss nationality). Mr. Welten has been a member of our supervisory Board since August 2020. He serves as chairman and member of the board of directors of several biotechnology companies in Switzerland, Germany and the USA. Previously, Mr. Welten served as a director of Kuros Biosciences A.G. until June 2018 and DMS Imaging SA (formerly ASIT Biotech SA) until May 2020. Over the last 20 years, Mr. Welten served as Chief Financial Officer of both public as well as venture capital financed biotech companies. Mr. Welten has served in senior roles at UBS in Switzerland and New York for the first 15 years of his career. Mr. Welten has degrees in Banking, Finance and Economics as well as an MBA (honours) from Columbia University, NY, USA.

Mr. Welten does not hold any shares in the capital of the Company.

c. Reappointment of Dr. Annalisa M. Jenkins as a supervisory director

The Supervisory Board has carefully considered the reappointment of Dr. Annalisa M. Jenkins and determined, on the recommendation of the CNCG Committee, to nominate Dr. Jenkins for reappointment as a supervisory director for a term of three years with effect as from 21 June 2023, ending at the end of the 2026 AGM. Given Dr. Jenkins’s experience and valuable contributions to the Company, the Supervisory Board is of the opinion that Affimed will continue to benefit from Dr. Jenkin’s membership on the Supervisory Board.

Dr. Jenkins has always shown great commitment to Affimed, as is evidenced inter alia by the fact that during the financial years 2020 up to and including 2022, Dr. Jenkins attended 100% of the (i) Supervisory Board, (ii) strategic committee and (iii) research and development committee (chairwoman) meetings (26 meetings in total). At her appointment in 2020, Dr. Jenkins received a 99,6% majority of votes cast.

Dr. Jenkins was born in Weymouth, the United Kingdom, on 21 June 1965 (British nationality). Dr. Jenkins has been a member of Affimed’s supervisory board since August 2020. She is a life sciences thought leader with over 25 years of biopharmaceutical industry experience. She has consistently mentored leadership teams advancing programs from basic research through clinical development, regulatory approval, and healthcare systems globally. She trained in cardiovascular medicine and was a research fellow at Imperial College. Earlier in her career, Dr. Jenkins was a medical officer in the British Royal Navy during the Gulf Conflict, achieving the rank of Surgeon Lieutenant Commander. She also held senior leadership roles at Merck Serono and Bristol Myers-Squibb over a period of 15 years. Dr. Jenkins previously served as President and CEO of Dimension Therapeutics, a leading gene therapy company she took public on the Nasdaq and subsequently sold to Ultragenyx. Following her relocation back to the United Kingdom, she served in numerous roles spanning the public, private and charitable sectors, including Genomics England, Cancer Research Horizons

Ltd, The King’s Fund, and British Heart Foundation and Chair of YouBelong, a leading mental health care charity. She is also a board member of several growing public and private companies, including Oncimmune, AVROBIO, COMPASS Pathways and Mereo Biopharma. Dr. Jenkins serves on a number of advisory boards and frequently speaks on leadership with purpose, social entrepreneurship, diversity and innovation. Dr Jenkins graduated with a degree in medicine from St. Bartholomew’s Hospital in the University of London and received her Fellowship from the Royal College of Physicians London.

Dr. Jenkins does not hold any shares in the capital of the Company.

d. Appointment of Dr. Constanze Ulmer-Eilfort as a supervisory director

The Supervisory Board has carefully considered the appointment of Dr. Constanze Ulmer-Eilfort and determined, on the recommendation of the CNCG Committee, to nominate Dr. Ulmer-Eilfort for appointment as a supervisory director for a term of three years with effect as from 21 June 2023, ending at the end of the 2026 AGM. Dr. Ulmer-Eilfort, who has long-term legal experience advising Biotech and Pharma companies in major transactions, brings in skills and experience in ESG, compliance, governance and corporate strategy related matters into Affimed, which is very meaningful for Affimed.

Dr. Ulmer-Eilfort was born in Stuttgart, Germany on 21 April 1962 (German nationality). Since 2022, Dr. Ulmer-Eilfort is a partner at the law firm Peters, Schönberger & Partner, an interdisciplinary law and advisory firm located in Munich, Germany. Prior to that, Dr. Ulmer-Eilfort has worked at Baker McKenzie serving in several roles, including as partner since 1998, Member of the Global Executive Committee since 2017, and as Managing Partner of the German and Austrian offices from 2012 to 2017. Since 2021, Dr. Ulmer-Eilfort serves as member of the supervisory board of Evotec SE, a Hamburg based publicly listed drug discovery and development company. She also serves as Chair of the Advisory Committee at Smart4Diagnostics GmbH, a biotechnology start-up based in Munich since 2021. Additionally, Dr. Ulmer-Eilfort is a member of the board of Proxygen GmbH, a Vienna based biotech company developing and commercializing molecular glue degraders, and is advisor to the management board of Artidis AG, a Basel healthcare company developing a technology platform for the rapid diagnosis of cancer, both since 2022. Dr. Ulmer-Eilfort holds a law degree from the University of Munich, a Masters of Law degree from the University of Pennsylvania Law School, and a doctorate degree in law from the University of Berlin.

Dr. Ulmer-Eilfort does not hold any shares in the capital of the Company.

10	Reverse stock split and amendment of the articles of association

It is proposed to authorize the Management Board, in its discretion, to execute a reverse stock split with a range between 2:1 and 10:1 (the “Split Ratio Range”), provided that a resolution of the Management Board to set the final split ratio and to execute a reverse stock split remains subject to approval by the Supervisory Board.

The primary purpose for effecting the reverse stock split would be to increase the per-share trading price of the Company’s common shares to maintain their listing on the Nasdaq Stock Market. Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”) requires that listed securities maintain a minimum bid price of USD 1.00 per share (“the Minimum Bid Price”). As previously reported, on 4 April 2023, the Company received a deficiency letter from the Nasdaq Listing Qualifications Department (the “Staff”) notifying the Company that, for the last 30 consecutive business days, the bid price for its common shares had closed below the Minimum Bid Price Rule. The Company has been provided an initial period of 180 calendar days, or until 2 October 2023 (the “First Compliance Date”), to regain compliance with the Minimum Bid Price Rule. If, at any time during this 180-day period, the closing bid price for the Company’s common shares closes above the Minimum Bid Price for a minimum of 10 consecutive business days, the Staff will provide written notification to the Company that it is in compliance with the Minimum Bid Price Rule and the common shares will be eligible for continued listing on The Nasdaq Global Select Market. In the event the Company fails to regain compliance with the Minimum Bid Price Rule by the First Compliance Date, the Company may consider applying to transfer its securities from The Nasdaq Global Select Market to The Nasdaq Capital Market, provided that the Company meets the applicable market value of publicly held shares required for continued listing and all other applicable requirements for initial listing on The Nasdaq Capital Market (except for the bid price requirement). Such transfer would provide the Company with an additional 180 calendar days, or until 1 April 2024, to regain compliance (the “Second Compliance Date”).

By granting the Company the flexibility to effect a reverse stock split, the Company will have a contingency plan in place to increase the share price of the common shares above the Minimum Bid Price in the event that it does not regain compliance with the Minimum Bid Price Rule prior to the First Compliance Date or, if eligible, prior to the Second Compliance Date. For the 30 trading days during the period April 10, 2023 to May 19, 2023 prior to the publication of these explanatory notes, the closing bid price of the Company’s common shares has ranged from $0.67 to $1.08, with an average closing bid price of $0.85.

The Management Board and Supervisory Board have considered the potential harm to the Company and its shareholders if its common shares were delisted from Nasdaq. Delisting would adversely affect the liquidity of the Company’s common shares and make it more challenging for investors to obtain sufficient information to buy and sell the Company’s common shares. Further, investors may be less likely to buy or sell the Company’s common shares due to difficulty in accessing over-the-counter markets, or as a result of internal policies preventing investors from trading in securities that are not listed on a national exchange.

If and when the Management Board determines, subject to the approval of the Supervisory Board, to implement the reverse stock split, the reverse stock split ratio will be set within the Split Ratio Range and with the proviso that the reverse stock split will be implemented in such a way that it does not entail a share capital reduction. If the reverse stock split is implemented, the reverse stock split ratio as established by the Company will be announced in accordance with applicable laws.

Subject to shareholder approval at the general meeting, the Management Board will have the authority, subject to Supervisory Board approval, to elect, at any time prior to the 2024 AGM, to effect a reverse stock split.

Each shareholder will own a reduced number of common shares following effectiveness of the reverse stock split. However, the Company expects that the market price of the common shares immediately after the reverse stock split will increase above the market price of the common shares immediately prior to the reverse stock split, which is designed to help the Company regain and maintain compliance with the Minimum Bid Price Rule. The proposed reverse stock split will be effected simultaneously for all of the common shares, and the ratio for the reverse stock split, once determined, will be the same for all of the common shares. The reverse stock split will affect all shareholders uniformly and will not affect any shareholder’s percentage ownership interest in the Company (except to the extent that the reverse stock split would result in any of the shareholders owning a fractional interest as described below). Likewise, the reverse stock split will affect all holders of outstanding equity awards under the Company’s equity incentive plan substantially the same (except to the extent that the reverse stock split would result in a fractional interest as described below). Proportionate voting rights and other rights of the holders of common shares will not be affected by the proposed reverse stock split (except to the extent that the reverse stock split would result in any shareholders owning a fractional interest as described below).

The nominal value per common share would be adjusted from EUR 0.01 per share before the reverse stock split to a proportionately increased nominal value per share (based on the final split ratio) after the reverse stock split, as described further below.

The common shares are currently registered under Section 12 of the U.S. Securities and Exchange Act of 1934 (the ‘‘Exchange Act’’), and the Company is subject to the periodic reporting and other requirements of the Exchange Act. The reverse stock split will not affect the registration of the common shares under the Exchange Act.

Shares that are held in registered form in the Company’s shareholders register, will be consolidated and converted into shares based on the new par value to be determined in accordance with the final share split ratio. Any fractional shares created as a result of such consolidation and conversion will be subject to the rights specified in article 12 of the draft deed of amendment of the articles of association, as referenced below.

For persons holding their shares through The Depositary Trust Company (DTC), positions will be rounded down as a result of the share consolidation. As a result, shareholders entitled to fractional Shares in accordance with the final share split ratio will receive a cash payment from their relevant bank or intermediary.

Amendment of the articles of association

For the purpose of the reverse stock split the authorization by the general meeting to execute the reverse stock split will also include an approval to amend article 3.1.1 of the Company’s articles of association and to add a new article 12 to the Company’s articles of association. The proposed amendments are reflected in the draft deed of amendment of the articles of association. A version of this document showing the proposed amendments to the Company’s articles of association is available at the offices of the Company and on the Company’s website. In addition, shareholders will have the opportunity to receive a copy of the proposal until the day of the 2023 AGM, at no extra charge.

This agenda items also includes the proposal to authorize each managing director of the Company as well as each lawyer and paralegal practicing with De Brauw Blackstone Westbroek N.V. to execute the notarial deed of amendment of articles of association.

The proposed amendment to the articles of association will not change the terms of the common shares. After the reverse stock split, the common shares will have the same voting rights and rights to dividends and distributions and will be identical in all other respects to the common shares now authorized.

11	Authorization to acquire shares

On 22 June 2022, with effect as of that date, the Management Board was authorized by the general meeting to acquire shares in the Company’s own share capital for a period of eighteen months. The general meeting is requested to renew this authorization for a period of 18 months, being the maximum term permitted by Dutch law.

The purpose of the proposal is to create flexibility to return capital to the shareholders. Furthermore, the authorization can be used to acquire common shares to cover the Company’s obligations related to share-based remuneration. Repurchased common shares may also be used to cover other obligations of the Company to deliver common shares.

It is proposed to authorize the Management Board, subject to approval by the Supervisory Board, for a period of 18 months, with effect from 21 June 2023, to acquire common shares, on Nasdaq or otherwise, at a price between the nominal value and a price equal to 110% of the market price of the common shares on Nasdaq; the market price being the average of the closing prices on the five trading days prior to the date of the acquisition.

The number of common shares the Company may acquire and hold will not exceed 10% of the issued share capital as of 21 June 2023. In case of repurchase for capital reduction purposes, the number of common shares that the Company may acquire and hold will be increased by an additional 10% of such issued share capital. The higher maximum number of common shares that may be acquired and held is intended to allow the Management Board to execute such share repurchase programs in an efficient and expedited manner.

12	Appointment of the auditor for the financial year 2023

It is proposed to appoint KPMG N.V. as auditor of the Statutory Annual Accounts of the Company for the financial year ending 31 December 2023.

13	Any other business

14	Closing

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